Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 5 DATED NOVEMBER 30, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – LCP Cherokee, LLC

On November 27, 2018, we directly acquired ownership of a “majority-owned subsidiary”, LCP Cherokee, LLC (the “RSE Cherokee Flats Controlled Subsidiary”), in which we will have the right to receive a preferred economic return for a purchase price of $3,355,000, which is the initial stated value of our equity interest in the RSE Cherokee Flats Controlled Subsidiary (the “RSE Cherokee Flats Controlled Subsidiary Investment”). The RSE Cherokee Flats Controlled Subsidiary is expected to use the proceeds to develop a mixed-use property consisting of 139 residential units and approximately 5,000 square feet of commercial retail space. In total, the property will be approximately 97,000 rentable square feet located 2065 S Cherokee St, Denver, CO 80223 (the “RSE Cherokee Flats Property”). Construction on the RSE Cherokee Flats Property is expected to commence in December 2018 with construction completing in February 2020 and reaching stabilization by year end 2020. The RSE Cherokee Flats Controlled Subsidiary is anticipating redeeming the RSE Cherokee Flats Controlled Subsidiary Investment via sale or refinance by November 27, 2023. The RSE Cherokee Flats Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Cherokee Flats Controlled Subsidiary is managed by Littleton Capital Partners (“LCP”). LCP is a privately-held, Denver-based development and property management company specializing in mixed-use, infill development and redevelopment and property management. LCP has experience in nearly every real estate asset type, with projects in metro Denver and surrounding areas. Since its founding in 2004, LCP has developed, owned and managed over $250 million of real estate. An affiliate of our Manager has funded a previous deal with LCP in the RiNo submarket of Denver.

Pursuant to the agreements governing the RSE Cherokee Flats Controlled Subsidiary Investment (the “RSE Cherokee Flats Operative Agreements”), our consent is required for all major decisions regarding the RSE Cherokee Flats Property. In addition, pursuant to the RSE Cherokee Flats Operative Agreements, we are entitled to receive an economic return of 11.50% per annum, which will fully accrue and compound monthly, on our RSE Cherokee Flats Controlled Subsidiary. In addition, an affiliate of our Manager earned an origination fee of 1.50% of the RSE Cherokee Flats Controlled Subsidiary Investment, as well as an approximate $35,000 in due diligence fees and third-party reimbursements, paid directly by the RSE Cherokee Flats Controlled Subsidiary.

The RSE Cherokee Flats Controlled Subsidiary is expected to redeem our RSE Cherokee Flats Controlled Subsidiary Investment by November 27, 2023 (the “RSE Cherokee Flats Redemption Date”). The RSE Cherokee Flats Controlled Subsidiary does not have the ability to extend the RSE Cherokee Flats Redemption Date. In the event that the RSE Cherokee Flats Controlled Subsidiary Investment is not redeemed by the RSE Cherokee Flats Redemption Date, pursuant to the RSE Cherokee Flats Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Cherokee Flats Property outright. The RSE Cherokee Flats Controlled Subsidiary may redeem our RSE Cherokee Flats Controlled Subsidiary Investment in whole or in part without penalty, starting six months from closing, at any point during the term of the RSE Cherokee Flats Controlled Subsidiary Investment. If our RSE Cherokee Flats Controlled Subsidiary Investment is redeemed within six months of closing then the RSE Cherokee Flats Controlled Subsidiary must pay an early redemption fee of 1.00% of the RSE Cherokee Flats Controlled Subsidiary Investment.

Simultaneous with the RSE Cherokee Flats Controlled Subsidiary Investment, senior financing was provided through a senior secured loan of approximately $20,146,000 from Simmons Bank (the “RSE Cherokee Flats Senior Loan”). The loan features a 60-month term and 36-months interest-only at a floating rate of 1-month LIBOR plus 2.85%. The RSE Cherokee Flats Senior Loan does not have any extensions. Aggregate with the RSE Cherokee Flats Senior Loan, the RSE Cherokee Flats Controlled Subsidiary Investment features a LTC of 70.0%, based on a construction budget of approximately $33.5 million, with approximately $10.0 million of equity junior to the RSE Cherokee Flats Controlled Subsidiary Investment once fully funded. The combined LTC ratio is the amount of the RSE Cherokee Flats Senior Loan plus the amount of the RSE Cherokee Flats Controlled Subsidiary Investment, divided by the total projected construction budget of the RSE Cherokee Flats Property. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. We generally use LTC to define leverage for ground-up development properties.

The RSE Cherokee Flats Property is expected to consist of 139 units (66 studios, 49 one bedroom - one bathrooms, and 24 two bedroom - two baths) and approximately 5,000 square feet of commercial retail space. The RSE Cherokee Flats Property is expected to be one eight-story building with 148 garage parking spaces to service the units and the retail space. Each unit is designed to feature 9 foot ceilings, plank in living areas with carpet in bedrooms, stainless steel appliances, stone countertops, tile backsplashes, and washer & dryer included. Building amenities are projected to include a large amenity deck on level four above the concrete podium, including a pool/spa, fire pit, barbeques, outdoor kitchen, hammocks, shade structures, picnic tables and lounge seating. A fitness center is anticipated to be located on level four looking out onto the amenity deck with a party room and another outdoor deck above.

The RSE Cherokee Flats Property is located in Denver, CO less than two blocks away from the Evans Station light rail stop, which provides public transit access to the greater Denver-Metro area and ideally situated within the Platt Park micro-market just south of Downtown Denver. Platt Park was largely untouched in the latest multifamily development cycle and offers tremendous potential for Cherokee Flats. The Pearl Street retail corridor is most often associated with the Platt Park neighborhood and boasts some of Denver’s most renowned restaurants. Furthermore the S. Broadway corridor, which is steps east of the property, is experiencing an urban renaissance, with older buildings getting repurposed as exciting new restaurants, bars, and art studios.